SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Telanetix, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

879180206
(CUSIP Number)

Martin M. Hale, Jr. 570 Lexington Avenue 49th Floor New York, New York 10022 (212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879180206	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,358,942 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,358,942 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,358,942 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.1%
14	TYPE OF REPORTING PERSON IN

.

CUSIP No. 879180206	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,452,983 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,452,983 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,452,983 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Hale Fund Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,905,959 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,905,959 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,905,959 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,905,959 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,905,959 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,905,959 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 879180206	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON EREF-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 622,707 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 622,707 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 622,707 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON HCP-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,905,959 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,905,959 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,905,959 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON CBG-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 830,276 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 830,276 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 830,276 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 9 of 12 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed by the Reporting Persons on July 12, 2010 (the "Original Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1") filed by the Reporting Persons on April 27, 2011 and Amendment No. 2 ("Amendment No 2") filed by the Reporting Persons on December 19, 2012 (the Original Schedule 13D, as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Telanetix, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends Items 4, 5, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

As disclosed in the Current Report on Form 8-K filed by the Issuer on January 22, 2013 (the "Merger 8-K"), on January 18, 2013, Intermedia Holdings, Inc., a Delaware corporation (“Parent”), Sierra Merger Sub Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). As disclosed in the Merger 8-K as of the date of the Merger Agreement the per share merger consideration was estimated to be approximately $7.40 per share. The terms of the Merger are more fully disclosed in the Merger 8-K and the Merger Agreement attached as Exhibit 2.1 thereto.

On January 18, 2013, each of the Purchasers, HCP and HFM entered into a Stockholder Agreement with the Parent, the Merger Sub and the Issuer (the "Stockholder Agreement") pursuant to which each Purchaser agreed, among other things, that during the period from January 18, 2013 through the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the effective time of the Merger and (iii) any termination of the Stockholder Agreement in accordance with its terms (the "Expiration Date"), (1) it shall not transfer any of the shares of Common Stock or options to purchase Common Stock held by such Purchaser and (2) it will not take any of the actions prohibited by the no shop provisions in Section 6.4(a) of the Merger Agreement. Pursuant to the Stockholder Agreement, Parent agreed that simultaneously with the closing of the Merger it will pay, or cause to be paid, the outstanding principal amount of Subordinated Notes and accrued and unpaid interest thereon. The Purchasers also agreed in the Stockholder Agreement that effective upon payment in full of the Subordinated Notes (1) subject to certain limited exceptions, the Purchasers will not solicit any employee of the Issuer or any of its subsidiaries to leave his or her employment and will not hire any employee of the Issuer or any of its subsidiaries and (2) effective as of the closing, those agreements set forth on Schedule B attached to the Stockholder Agreement will terminate.

Each of the Purchasers, HCP and HFM also agreed, effective upon the closing of the Merger, to release the Company and its affiliates from pre-closing claims and liabilities, as described more fully in the Stockholder Agreement.

On January 19, 2013, the Purchasers approved the Merger Agreement by written consent.

The summary of the Stockholders Agreement is not complete, and is qualified in its entirety by reference to the text of the agreement, which is referenced as Exhibit 10 to this Schedule 13D.

CUSIP No. 879180206	SCHEDULE 13D/A	Page 10 of 12 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon 5,120,102 shares of Common Stock outstanding, which consists of (i) 4,820,098 shares of Common Stock outstanding as of October 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2012 filed with the SEC on October 30, 2012 and (ii) 300,004 shares of Common Stock issued to the Purchasers on November 8, 2012 as Post-Closing Adjustment Shares (as defined in the Purchase Agreement) pursuant to Section 1(e) of the Purchase Agreement.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	None of the Reporting Persons have effected any transaction in the Issuer’s stock since the filing of Amendment No. 2.

(d)	No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented as follows:

Other than as described in Item 4 and such agreements previously described in the Original Schedule 13D, in Amendment No. 1 and in Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 10: Stockholder Agreement

CUSIP No. 879180206	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2013

HALE FUND MANAGEMENT, LLC

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HALE FUND PARTNERS, LLC

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HALE CAPITAL PARTNERS, LP
By: Hale Fund Partners, LLC,
its General Partner

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

EREF-TELA, LLC
By: Hale Fund Management, LLC,
its Manager

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HCP-TELA, LLC
By: Hale Fund Management, LLC,
its Managing Member

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

CUSIP No. 879180206	SCHEDULE 13D/A	Page 12 of 12 Pages

CBG-TELA, LLC
By: Hale Fund Management, LLC,
its Manager

/s/ Martin M. Hale, Jr
Name: Martin M. Hale, Jr.
Title: Managing Member

/s/ Martin M. Hale, Jr
MARTIN M. HALE, JR.